UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INHIBITEX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number)

C/O JEFFREY J. FESSLER

SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 BROADWAY, 32ND FLOOR

NEW YORK, NEW YORK 10006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45719T 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gabriele M. Cerrone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,346,400

	8.	Shared Voting Power 1,678,875 **

	9.	Sole Dispositive Power 1,346,400

	10.	Shared Dispositive Power 1,678,875 **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,025,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) IN

** Mr. Cerrone is the sole managing partner of Panetta Partners, Ltd. and in such capacity only exercises voting and dispositive control over securities owned by Panetta Partners, Ltd., despite him having only a small pecuniary interest in such securities.

CUSIP No. 45719T 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Panetta Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,678,875

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,678,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.0001 par value per share, (the “Common Stock”) of Inhibitex, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9005 Westside Parkway, Alpharetta, Georgia 30004.

Item 2.	Identity and Background

(a) This statement is being filed on behalf of Gabriele M. Cerrone and Panetta Partners, Ltd. (“Panetta”) (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 1275 First Avenue, Suite 296, New York, New York 10021.

(c) Mr. Cerrone is a consultant and the sole managing partner of Panetta, a Colorado limited partnership, the principal business of which is delivering consulting services.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Mr. Cerrone is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger and Reorganization dated April 9, 2007 by and among the Issuer, FermaVir Pharmaceuticals, Inc. (“FermaVir”) and Frost Acquisition Corp. (the “Merger”), the securityholders of FermaVir received 0.55 of a share of the Issuer in exchange for one share of common stock of FermaVir.   The Merger closed on September 19, 2007.  In connection with the Merger, Mr. Cerrone received 435,600 shares of common stock of the Issuer and Panetta received 1,666,500 shares of common stock of the Issuer in exchange for their shares of common stock of FermaVir.  In addition, Mr. Cerrone received, pursuant to the Merger, options to purchase 33,000 and 6,600 shares of common stock of the Issuer at an exercise price of $2.27 per share and $3.45 per share, respectively, in exchange for options which gave Mr. Cerrone the right to purchase FermaVir common stock..  Mr. Cerrone also received warrants to purchase 871,200 shares of common stock of the Issuer at an exercise price of $0.50 per share and Panetta received warrants to purchase 12,375 shares of common stock of the Issuer at an exercise price of $2.73 per share in exchange for warrants which gave Mr. Cerrone and Panetta the right to purchase FermaVir common stock.

Item 4.	Purpose of Transaction

As described above, the Reporting Persons’ acquisition of the securities of the Issuer was part of the Merger by which the Issuer acquired FermaVir.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Cerrone currently beneficially owns 3,025,275 shares of common stock of the Issuer, which consists of: (i) 2,102,100 shares of common stock of which 1,666,500 shares are owned by Panetta; (ii) 39,600 shares of common stock issuable upon exercise of options held by Mr. Cerrone, of which options to purchase 33,000 shares are exercisable at $2.27 per share and options to purchase 6,600 shares are exercisable at $3.45 per share; and (iii) 883,575 shares of common stock issuable upon exercise of warrants of which 871, 200 are held by Mr. Cerrone and are exercisable at $0.50 per share and 12,375 are held by Panetta and are exercisable at $2.73 per share.  Mr. Cerrone is the sole managing partner of Panetta Partners, Ltd. and in such capacity only exercises voting and dispositive control over securities owned by Panetta Partners, Ltd., despite him having only a small pecuniary interest in such securities.

(b) Mr. Cerrone has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

(c) Except as disclosed above, the Reporting Persons have not effected any other transaction in any securities of the Issuer in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Agreement and Plan of Merger and Reorganization by and among Inhibitex, Inc., FermaVir Pharmaceuticals, Inc. and Frost Acquisition Corp. dated as of April 9, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 28, 2007

/s/ Gabriele M. Cerrone
Gabriele M. Cerrone

Dated:	September 28, 2007

Panetta Partners, Ltd.

By:	/s/ Gabriele M. Cerrone
Gabriele M. Cerrone
Managing Partner